UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2014
FROM APRIL 1, 2014 TO DECEMBER 31, 2014
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

FROM APRIL 1, 2014 TO DECEMBER 31, 2014

CONSOLIDATED

Released on January 22, 2015

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NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): February 13, 2015

1. Selected Consolidated Financial Performance Information for the Nine Months Ended December 31, 2014 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2014	2013
Net sales	¥753,766	¥646,725
Ratio of change from the same period of previous fiscal year	16.6%	23.6%
Operating income	80,727	61,866
Ratio of change from the same period of previous fiscal year	30.5%	43.8%
Income before income taxes	81,309	62,525
Ratio of change from the same period of previous fiscal year	30.0%	65.3%
Net income attributable to Nidec Corporation	58,031	43,053
Ratio of change from the same period of previous fiscal year	34.8%	58.9%
Net income attributable to Nidec Corporation per share-basic	¥209.27	¥158.96
Net income attributable to Nidec Corporation per share-diluted	¥196.36	¥148.61

Notes:

1. Comprehensive income attributable to Nidec Corporation:

¥145,612 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2014 (43.7% increase compared to the nine months ended December 31, 2013)

¥101,307 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2013 (87.0% increase compared to the nine months ended December 31, 2012)

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	December 31, 2014	March 31, 2014
Total assets	¥1,348,832	¥1,166,938
Total equity	674,700	540,793
Nidec Corporation shareholders’ equity	666,866	517,971
Nidec Corporation shareholders’ equity to total assets	49.4%	44.4%
Nidec Corporation shareholders’ equity per share	¥2,375.99	¥1,878.03

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported Nidec Corporation shareholders’ equity per share has been retroactively adjusted to reflect the stock split.

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2. Dividends (unaudited)

	Yen
	Year ending March 31, 2015 (target)	Year ended March 31, 2014 (actual)
Interim dividend per share	¥30.00	¥45.00
Year-end dividend per share	40.00	55.00
Annual dividend per share	¥70.00	¥100.00

Notes:

1. Revision of previously announced dividend targets during this reporting period: Yes

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. However, the actual amounts of dividends for the year ended March 31, 2014 have not been retroactively adjusted and are shown on a pre-stock split basis.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2015)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥1,000,000	14.3%
Operating income	110,000	29.6%
Income before income taxes	108,000	27.9%
Net income attributable to Nidec Corporation	75,000	33.3%
Net income attributable to Nidec Corporation per share-basic	¥269.64

Note:

Revision of the previously announced financial performance forecast during this reporting period: Yes

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 18 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 18 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)*

1. Number of shares issued at the end of each period (including treasury stock):

290,150,160 shares at December 31, 2014

290,150,160 shares at March 31, 2014

2. Number of treasury stock at the end of each period:

9,481,749 shares at December 31, 2014

14,343,952 shares at March 31, 2014

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

277,303,869 shares for the nine months ended December 31, 2014

270,834,108 shares for the nine months ended December 31, 2013

*Notes:

1. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported share numbers have been retroactively adjusted to reflect the stock split.

2. Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the three months ended March 31, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

Investor presentation materials relating to our financial results for the nine months ended December 31, 2014, are expected to be published on our corporate website on January 22, 2015.

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1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Nine Months Ended December 31, 2014

Regarding the global economy during the nine months ended December 31, 2014, in the United States where economic conditions were relatively strong, interest in the timing of the exit strategy for its expansionary monetary policy began to grow. In Europe, deflationary trends clearly suggested stagnant economic conditions, while China and other developing economies shifted to a medium-term slowdown phase marking a departure from their previous high rates of growth. In Japan, the weakness in domestic economic sentiment led to the postponement of the planned increase in consumption taxes. The global economy’s reliance on U.S. growth did not change, and the overall situation remained lacking in strong positive momentum.

Under such a business environment, we continued to pursue our “second growth phase” strategy with a goal to improve profitability while accelerating growth. As a result, our consolidated net sales for the three months ended December 31, 2014 increased approximately 6% compared to the three months ended September 31, 2014, achieving the highest three-month net sales in our history for the fourth consecutive quarter. Our consolidated operating income also increased for the seventh consecutive quarter, resulting in the highest three-month operating income in our history which exceeded our previous operating income record achieved four-and-a-half years ago. As a result, we achieved the highest nine-month consolidated net sales, operating income, income before income taxes and net income in the nine months ended December 31, 2014 compared to past nine-month periods.

In light of our results of operations for the nine months being stronger than our expectations underlying our previous forecast, we have revised upward our business performance forecast and year-end dividend target for the current fiscal year.

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2. Consolidated Operating Results

Consolidated Operating Results for the Nine Months Ended December 31, 2014 (“this nine-month period”), Compared to the Nine Months Ended December 31, 2013 (“the same period of the prior year”)

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales	753,766	646,725	107,041	16.6%
Operating income	80,727	61,866	18,861	30.5%
Operating income ratio	10.7%	9.6%	-	-
Income before income taxes	81,309	62,525	18,784	30.0%
Net income attributable to Nidec Corporation	58,031	43,053	14,978	34.8%

Consolidated net sales increased 16.6% to ¥753,766 million for this nine-month period compared to the same period of the prior year, recording the highest net sales for any nine-month period in our history. Operating income increased 30.5% to ¥80,727 million for this nine-month period compared to the same period of the prior year, recording the highest operating income for any nine-month period in our history. The average exchange rate between the Japanese yen and the U.S. dollar for this nine-month period was ¥106.87 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥7.48, or approximately 8%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this nine-month period was ¥140.30 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥8.07, or approximately 6%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥36,000 million and ¥5,900 million, respectively, for this nine-month period compared to the same period of the prior year.

Income before income taxes increased 30.0% to ¥81,309 million for this nine-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased 34.8% to ¥58,031 million for this nine-month period compared to the same period of the prior year. As a result, for this nine-month period, we recorded the highest income before income taxes and net income attributable to Nidec Corporation for any nine-month period in our history.

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Operating Results by Product Category for This Nine-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	295,083	273,224	21,859	8.0%
Hard disk drives spindle motors	148,737	139,253	9,484	6.8%
Other small precision motors	146,346	133,971	12,375	9.2%
Operating income of small precision motors	47,367	40,975	6,392	15.6%
Operating income ratio	16.1%	15.0%	-	-

Net sales of small precision motors increased 8.0% to ¥295,083 million for this nine-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥16,000 million for this nine-month period compared to the same period of the prior year.

Net sales of spindle motors for hard disk drives, or HDDs, increased 6.8% to ¥148,737 million for this nine-month period compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 1% compared to the same period of the prior year. Net sales of other small precision motors increased 9.2% to ¥146,346 million for this nine-month period compared to the same period of the prior year. This increase was mainly due to increases in sales of brushless DC motors and brushless DC fans.

Operating income of small precision motors increased 15.6% to ¥47,367 million for this nine-month period compared to the same period of the prior year. This increase was mainly due to the sales increase and our efforts to improve the profitability of our small precision motor business, as well as the positive effect of the 8% depreciation of the Japanese yen against the U.S. dollar, which depreciation resulted in an approximately ¥4,900 million increase in operating income of small precision motors for this nine-month period compared to the same period of the prior year.

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Automotive, appliance, commercial and industrial products-

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	333,270	247,074	86,196	34.9%
Appliance, commercial and industrial products	191,144	163,467	27,677	16.9%
Automotive products	142,126	83,607	58,519	70.0%
Operating income of automotive, appliance, commercial and industrial products	26,487	14,848	11,639	78.4%
Operating income ratio	7.9%	6.0%	-	-

Note: Starting from the three months ended June 30, 2014, a portion of the products that was previously included in the “Appliance, commercial and industrial products” category has been reclassified to the “Automotive products” category. To enable comparisons between periods, previously reported amounts have been retroactively reclassified. In addition, starting from the three months ended December 31, 2014, basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” product category, as described in “4. Supplementary Information - (2) Information by Product Category”. We have reclassified the basic research and development expenses for the nine months ended December 31, 2014 accordingly.

Net sales of automotive, appliance, commercial and industrial products increased 34.9% to ¥333,270 million for this nine-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥15,900 million for this nine-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this nine-month period increased 16.9% compared to the same period of the prior year. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, as well as the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this nine-month period increased 70.0% compared to the same period of the prior year. This primarily reflected the contribution of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation, both of which became newly consolidated subsidiaries in the second half of the fiscal year ended March, 31, 2014, and the commencement of mass-production of new product models, as well as the positive effect of the foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products increased 78.4% to ¥26,487 million for this nine-month period compared to the same period of the prior year mainly due to the increase in sales, our efforts to improve profitability, and the positive effect of the foreign currency exchange rate fluctuations, which resulted in an approximately ¥800 million increase in operating income of automotive, appliance, commercial and industrial products for this nine-month period compared to the same period of the prior year.

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Machinery-

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	71,133	63,421	7,712	12.2%
Operating income of machinery	11,493	9,015	2,478	27.5%
Operating income ratio	16.2%	14.2%	-	-

Net sales of machinery increased 12.2% to ¥71,133 million for this nine-month period compared to the same period of the prior year mainly due to increases in sales of mounting machine units at Nidec Copal Corporation and test systems for smartphones and tablet computers at Nidec-Read Corporation.

Operating income of machinery increased 27.5% to ¥11,493 million for this nine-month period compared to the same period of the prior year mainly due to increases in sales.

Electronic and optical components-

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	49,204	57,226	(8,022)	(14.0)%
Operating income of electronic and optical components	3,634	2,224	1,410	63.4%
Operating income ratio	7.4%	3.9%	-	-

Net sales of electronic and optical components decreased 14.0% to ¥49,204 million for this nine-month period compared to the same period of the prior year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components increased ¥1,410 million to ¥3,634 million for this nine-month period compared to the same period of the prior year. This was mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs, in spite of the decrease in sales.

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Other products-

			Yen in millions
	Nine months ended December 31, 2014	Nine months ended December 31, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	5,076	5,780	(704)	(12.2)%
Operating income of other products	534	347	187	53.9%
Operating income ratio	10.5%	6.0%	-	-

Net sales of other products decreased 12.2% to ¥5,076 million for this nine-month period compared to the same period of the prior year.

Operating income of other products increased 53.9% to ¥534 million for this nine-month period compared to the same period of the prior year. Although net sales of other products decreased, operating income ratio increased compared to the same period of the prior year. This was mainly due to a withdrawal from an underperforming business in the same period of the prior year.

Consolidated Operating Results for the Three Months Ended December 31, 2014 (“this 3Q”), Compared to the Three Months Ended September 30, 2014 (“this 2Q”)

			Yen in millions
	Three months ended December 31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales	264,255	249,323	14,932	6.0%
Operating income	28,804	26,888	1,916	7.1%
Operating income ratio	10.9%	10.8%	-	-
Income before income taxes	29,771	27,084	2,687	9.9%
Net income attributable to Nidec Corporation	21,318	19,140	2,178	11.4%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 6.0% to ¥264,255 million for this 3Q compared to this 2Q, recording the highest three-month net sales in our history for the fourth consecutive quarter. Operating income increased for the seventh consecutive quarter to ¥28,804 million for this 3Q, up by 7.1% compared to this 2Q, recording the highest three-month operating income in our history. Operating income ratio for this 3Q was 10.9%. The average exchange rate between the Japanese yen and the U.S. dollar for this 3Q was ¥114.54 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥10.62, or approximately 10%, compared to this 2Q. The average exchange rate between the Japanese yen and the Euro for this 3Q was 143.07 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥5.31, or approximately 4%, compared to this 2Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥17,900 million as well as on our operating income of approximately ¥2,300 million for this 3Q compared to this 2Q.

Income before income taxes increased 9.9% to ¥29,771 million for this 3Q compared to this 2Q, recording the highest three-month income before income taxes in our history.

Net income attributable to Nidec Corporation increased 11.4% to ¥21,318 million for this 3Q compared to this 2Q.

Operating Results by Product Category for This 3Q Compared to This 2Q

Small precision motors-

			Yen in millions
	Three months ended December 31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	104,775	100,419	4,356	4.3%
Hard disk drives spindle motors	55,304	47,593	7,711	16.2%
Other small precision motors	49,471	52,826	(3,355)	(6.4)%
Operating income of small precision motors	16,714	15,591	1,123	7.2%
Operating income ratio	16.0%	15.5%	-	-

Net sales of small precision motors increased 4.3% to ¥104,775 million for this 3Q compared to this 2Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥8,400 million on net sales of small precision motors for this 3Q compared to this 2Q.

Net sales of spindle motors for HDDs increased 16.2% to ¥55,304 million for this 3Q compared to this 2Q. The number of units sold of spindle motors for HDDs for this 3Q increased approximately 4% compared to this 2Q. Net sales of other small precision motors decreased 6.4% to ¥49,471 million for this 3Q compared to this 2Q. This decrease was mainly due to decreases in sales of brushless DC motors for amusement instruments at Nidec Sankyo Corporation.

Operating income of small precision motors increased 7.2% to ¥16,714 million for this 3Q compared to this 2Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥2,100 million on the operating income of small precision motors for this 3Q compared to this 2Q.

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Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended December 31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	114,892	108,134	6,758	6.2%
Appliance, commercial and industrial products	65,822	61,938	3,884	6.3%
Automotive products	49,070	46,196	2,874	6.2%
Operating income of automotive, appliance, commercial and industrial products	9,263	8,641	622	7.2%
Operating income ratio	8.1%	8.0%	-	-

Notes:

1. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

2. Starting from the three months ended December 31, 2014, basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” product category, as described in “4. Supplementary Information - (2) Information by Product Category”. We have reclassified the basic research and development expenses for the three months ended September 30, 2014 accordingly.

Net sales of automotive, appliance, commercial and industrial products increased 6.2% to ¥114,892 million for this 3Q compared to this 2Q. Net sales of appliance, commercial and industrial products increased 6.3% for this 3Q compared to this 2Q mainly due to the increase in sales of motors for home appliance in Europe and the positive effect of the foreign currency exchange rate fluctuations. Net sales of automotive products increased 6.2% for this 3Q compared to this 2Q mainly due to increases in orders for motors for electric power steering from new customers and orders for existing products.

Operating income of automotive, appliance, commercial and industrial products increased 7.2% to ¥9,263 million for this 3Q compared to this 2Q mainly due to the sales increase.

Machinery-

		Yen in millions
	Three months ended December 31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	26,111	22,743	3,368	14.8%
Operating income of machinery	4,867	3,814	1,053	27.6%
Operating income ratio	18.6%	16.8%	-	-

Net sales of machinery increased 14.8% to ¥26,111 million for this 3Q compared to this 2Q mainly due to an increase in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 27.6% to ¥4,867 million for this 3Q compared to this 2Q due to the increase in sales.

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Electronic and optical components-

			Yen in millions
	Three months ended December 31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,705	16,330	375	2.3%
Operating income of electronic and optical components	1,279	1,250	29	2.3%
Operating income ratio	7.7%	7.7%	-	-

Net sales of electronic and optical components increased 2.3% to ¥16,705 million for this 3Q compared to this 2Q. This increase was primarily attributable to the positive effect of the foreign currency exchange rate fluctuations.

Operating income of electronic and optical components for this 3Q increased 2.3% to ¥1,279 million for this 3Q compared to this 2Q. This increase was primarily attributable to the increase in sales.

Other products-

			Yen in millions
	Three months ended December31, 2014	Three months ended September 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,772	1,697	75	4.4%
Operating income of other products	232	177	55	31.1%
Operating income ratio	13.1%	10.4%	-	-

Net sales of other products increased 4.4% to ¥1,772 million for this 3Q compared to this 2Q.

Operating income of other products increased 31.1% to ¥232 million for this 3Q compared to this 2Q.

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(2) Financial Position

	As of December 31, 2014	As of March 31, 2014	Increase or decrease
Total assets (million)	¥1,348,832	¥1,166,938	¥181,894
Total liabilities (million)	674,132	626,145	47,987
Nidec Corporation shareholders’ equity (million)	666,866	517,971	148,895
Interest-bearing debt (million) *1	361,352	351,256	10,096
Net interest-bearing debt (million) *2	¥72,785	¥103,516	¥(30,731)
Debt ratio (%) *3	26.8	30.1	(3.3)
Debt to equity ratio (“D/E ratio”) (times) *4	0.54	0.68	(0.14)
Net D/E ratio (times) *5	0.11	0.20	(0.09)
Nidec Corporation shareholders' equity to total assets (%)	49.4	44.4	5.0

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt”, including convertible bonds, in our consolidated balance sheet.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*6: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Total assets increased approximately ¥181,900 million to ¥1,348,832 million as of December 31, 2014 compared to March 31, 2014. The increase was mainly due to an increase of approximately ¥41,300 million in inventories, an increase of approximately ¥40,800 million in cash and cash equivalents, an increase of approximately ¥39,800 million in trade accounts receivable and an increase of approximately ¥31,000 million in property, plant and equipment.

Total liabilities increased approximately ¥48,000 million to ¥674,132 million as of December 31, 2014 compared to March 31, 2014. Our short-term borrowings increased approximately ¥37,500 million to approximately ¥60,100 million as of December 31, 2014 compared to March 31, 2014. Our current portion of long-term debt increased approximately ¥87,700 million to approximately ¥117,000 million as of December 31, 2014 compared to March 31, 2014, while our long-term debt decreased approximately ¥115,200 million to approximately ¥184,200 million between the same dates. The approximately ¥115,200 million decrease in our long-term debt and the approximately ¥87,700 million increase in our current portion of long-term debt were mainly attributable to the reclassification of approximately ¥96,000 million outstanding aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015 from long-term liability to current liability, as the convertible bonds will become redeemable within one year.

Our net interest-bearing debt decreased approximately ¥30,700 million to approximately ¥72,800 million as of December 31, 2014 compared to March 31, 2014. Our debt ratio decreased to 26.8% as of December 31, 2014 from 30.1% as of March 31, 2014. Our D/E ratio was 0.54 as of December 31, 2014 compared to 0.68 as of March 31, 2014. Our net D/E ratio was 0.11 as of December 31, 2014 compared to 0.20 as of March 31, 2014.

Nidec Corporation shareholders’ equity increased approximately ¥148,900 million to ¥666,866 million as of December 31, 2014 compared to March 31, 2014. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in positive foreign currency translation adjustments of approximately ¥86,000 million and an increase in retained earnings of approximately ¥42,200 million as of December 31, 2014 compared to March 31, 2014. Nidec Corporation shareholders’ equity to total assets increased to 49.4% as of December 31, 2014 from 44.4% as of March 31, 2014. In addition, the increase was also attributable to a decrease of approximately ¥13,400 million in treasury stock. The decrease in treasury stock was due to the allocation of treasury shares to Nidec Copal Electronics shareholders and Nidec Read shareholders in connection with the share exchange transactions to make Nidec Copal Electronics and Nidec Read wholly owned subsidiaries.

Overview of Cash Flow-

	Yen in millions
	For the nine months ended December 31		Increase or decrease
	2014	2013
Net cash provided by operating activities	¥56,082	¥64,800	¥(8,718)
Net cash used in investing activities	(40,334)	(34,164)	(6,170)
Free cash flow *1	15,748	30,636	(14,888)
Net cash used in financing activities	¥(11,510)	¥(9,470)	¥(2,040)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the nine months ended December 31, 2014 (“this nine-month period”) were a net cash inflow of ¥56,082 million. Compared to the nine months ended December 31, 2013 (“the same period of the previous year”), our net cash inflows from operating activities for this nine-month period decreased approximately ¥8,700 million. The decrease was mainly due to the negative impact of approximately ¥34,300 million of net changes in operating assets and liabilities, which consisted of an increase of approximately ¥29,100 million in operating assets and a decrease of approximately ¥5,100 million in operating liabilities. The decrease was partially offset by an increase of approximately ¥14,800 million in consolidated net income.

#

Cash flows from investing activities for this nine-month period were a net cash outflow of ¥40,334 million. For this nine-month period compared to the same period of the previous year, our net cash outflow to investing activities increased approximately ¥6,200 million mainly due to an approximately ¥10,200 million increase in additions to property, plant and equipment and a decrease in insurance proceeds related to property, plant and equipment damaged in flood to nil from approximately ¥2,800 million.

As a result, we had a positive free cash flow of ¥15,748 million for this nine-month period, a decrease of approximately ¥14,900 million compared to ¥30,636 million for the same period of the previous year.

Cash flows from financing activities for this nine-month period were a net cash outflow of ¥11,510 million. Compared to the same period of the previous year, our net cash outflow to financing activities for this nine-month period increased approximately ¥2,000 million. This increase was mainly due to the decrease of approximately ¥50,000 million in proceeds from issuance of corporate bonds, the increase of approximately ¥4,400 million in dividends paid to shareholders of Nidec Corporation and the increase of approximately ¥3,600 million in repayments of long-term debt, partially offset by the  impact of approximately ¥48,100 million of net increase in short term borrowings.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2014 was ¥288,567 million, an increase of approximately ¥40,800 million from March 31, 2014.

#

(3) Business Performance Forecast for the Fiscal Year ending March 31, 2015

While there are hopes of positive effects from the strong U.S. economy and declining crude oil prices on the global economy, concerns remain as to the effects of destabilizing factors such as political instability and uncertain economic recovery in various regions.

In spite of the above, based on our sales and profits for the nine months ended December 31, 2014 being stronger than our expectations underlying our previous forecast, we are revising our business performance forecast as follows.

In addition, based on this upward revision, we have comprehensively considered our financial condition, profit levels, dividend payout ratio, etc., and revised our year-end dividend target upwards by ¥10 to ¥40 per share compared to the previous target of ¥30. As a result, our annual dividend target is ¥70 per share.

Forecast of consolidated results for the fiscal year ending March 31, 2015

Net sales	¥1,000,000 million	(Up 14.3% from the previous fiscal year)
Operating income	¥110,000 million	(Up 29.6% from the previous fiscal year)
Income before income taxes	¥108,000 million	(Up 27.9% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥75,000 million	(Up 33.3% from the previous fiscal year)

Note:

The exchange rates assumed for the preparation of the foregoing forecast are US$1 = ¥110 and €1 = ¥135. The exchange rates between relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecast were determined assuming these exchange rates.

#

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income taxes)

Corporate income taxes are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate.

(3) Changes in accounting method in this period

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is a provision for disclosure, and the adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

#

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

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3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	December 31, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥288,567		¥247,740		¥40,827
Trade notes receivable	19,047		12,188		6,859
Trade accounts receivable	223,866		184,096		39,770
Inventories:
Finished goods	72,518		51,671		20,847
Raw materials	50,062		39,974		10,088
Work in process	38,673		29,011		9,662
Supplies and other	4,378		3,669		709
Other current assets	49,663		48,067		1,596
Total current assets	746,774	55.4	616,416	52.8	130,358

Investments and advances:
Marketable securities and other securities investments	20,036		16,437		3,599
Investments in and advances to affiliated companies	2,158		2,018		140
Total investments and advances	22,194	1.6	18,455	1.6	3,739

Property, plant and equipment:
Land	47,514		46,328		1,186
Buildings	191,042		177,583		13,459
Machinery and equipment	419,004		364,453		54,551
Construction in progress	29,710		18,372		11,338
Sub-total	687,270	50.9	606,736	52.0	80,534
Less - Accumulated depreciation	(357,607)	(26.5)	(308,063)	(26.4)	(49,544)
Total property, plant and equipment	329,663	24.4	298,673	25.6	30,990
Goodwill	162,725	12.1	152,368	13.1	10,357
Other non-current assets	87,476	6.5	81,026	6.9	6,450
Total assets	¥1,348,832	100.0	¥1,166,938	100.0	¥181,894

#

Liabilities and Equity

	Yen in millions
	December 31, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥60,143		¥22,600		¥37,543
Current portion of long-term debt	116,979		29,245		87,734
Trade notes and accounts payable	197,728		166,383		31,345
Accrued expenses	31,488		31,045		443
Other current liabilities	35,376		33,285		2,091
Total current liabilities	441,714	32.8	282,558	24.2	159,156

Long-term liabilities:
Long-term debt	184,230		299,411		(115,181)
Accrued pension and severance costs	17,273		17,912		(639)
Other long-term liabilities	30,915		26,264		4,651
Total long-term liabilities	232,418	17.2	343,587	29.5	(111,169)

Total liabilities	674,132	50.0	626,145	53.7	47,987

Equity:
Common stock	66,551	4.9	66,551	5.7	-
Additional paid-in capital	70,966	5.3	65,197	5.6	5,769
Retained earnings	409,657	30.4	367,485	31.5	42,172

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	140,576		54,540		86,036
Net unrealized gains and losses on securities	6,604		4,185		2,419
Net gains and losses on derivative instruments	(1,079)		(24)		(1,055)
Pension liability adjustments	(142)		(323)		181
Total accumulated other comprehensive income (loss)	145,959	10.8	58,378	5.0	87,581

Treasury stock, at cost	(26,267)	(2.0)	(39,640)	(3.4)	13,373
Total Nidec Corporation shareholders’ equity	666,866	49.4	517,971	44.4	148,895
Noncontrolling interests	7,834	0.6	22,822	1.9	(14,988)
Total equity	674,700	50.0	540,793	46.3	133,907
Total liabilities and equity	¥1,348,832	100.0	¥1,166,938	100.0	¥181,894

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

#

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Result for the nine months ended December 31

Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2014
	2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥753,766	100.0	¥646,725	100.0	¥107,041	16.6	¥875,109	100.0
Cost of products sold	575,745	76.4	499,676	77.3	76,069	15.2	674,903	77.1
Selling, general and administrative expenses	63,705	8.4	56,513	8.7	7,192	12.7	77,534	8.9
Research and development expenses	33,589	4.5	28,670	4.4	4,919	17.2	37,808	4.3
Operating expenses	673,039	89.3	584,859	90.4	88,180	15.1	790,245	90.3
Operating income	80,727	10.7	61,866	9.6	18,861	30.5	84,864	9.7

Other income (expenses):
Interest and dividend income	1,673		1,990		(317)		2,376
Interest expenses	(1,067)		(1,149)		82		(1,526)
Foreign exchange gain (loss), net	2,581		378		2,203		(56)
Gain (loss) from marketable securities, net	68		240		(172)		245
Other, net	(2,673)		(800)		(1,873)		(1,443)
Total	582	0.1	659	0.1	(77)	(11.7)	(404)	(0.0)
Income before income taxes	81,309	10.8	62,525	9.7	18,784	30.0	84,460	9.7
Income taxes	(21,465)	(2.9)	(17,444)	(2.7)	(4,021)	-	(25,658)	(3.0)
Equity in net income (loss) of affiliated companies	26	0.0	(30)	(0.0)	56	-	(25)	(0.0)
Consolidated net income	59,870	7.9	45,051	7.0	14,819	32.9	58,777	6.7
Less: Net (income) loss attributable to noncontrolling interests	(1,839)	(0.2)	(1,998)	(0.3)	159	-	(2,505)	(0.3)
Net income attributable to Nidec Corporation	¥58,031	7.7	¥43,053	6.7	¥14,978	34.8	¥56,272	6.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31		Increase or		Year ended
	2014	2013	decrease		March 31, 2014
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥59,870	¥45,051	¥14,819	32.9	¥58,777
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	86,931	56,020	30,911	55.2	43,429
Net unrealized gains and losses on securities	2,435	3,536	(1,101)	(31.1)	2,980
Net gains and losses on derivative instruments	(1,055)	(81)	(974)	-	(266)
Pension liability adjustments	169	61	108	177.0	738
Total	88,480	59,536	28,944	48.6	46,881
Total comprehensive income (loss)	148,350	104,587	43,763	41.8	105,658
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,738)	(3,280)	542	-	(3,961)
Comprehensive income (loss) attributable to Nidec Corporation	¥145,612	¥101,307	¥44,305	43.7	¥101,697

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

#

Result for the three months ended December 31

Consolidated Statements of Income

	Yen in millions
	Three months ended December 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Net sales	¥264,255	100.0	¥217,091	100.0	¥47,164	21.7
Cost of products sold	202,668	76.7	166,661	76.8	36,007	21.6
Selling, general and administrative expenses	21,371	8.1	18,234	8.3	3,137	17.2
Research and development expenses	11,412	4.3	9,667	4.5	1,745	18.1
Operating expenses	235,451	89.1	194,562	89.6	40,889	21.0
Operating income	28,804	10.9	22,529	10.4	6,275	27.9

Other income (expenses):
Interest and dividend income	553		849		(296)
Interest expenses	(326)		(348)		22
Foreign exchange gain (loss), net	2,146		1,100		1,046
Gain (loss) from marketable securities, net	62		2		60
Other, net	(1,468)		(48)		(1,420)
Total	967	0.4	1,555	0.7	(588)	(37.8)
Income before income taxes	29,771	11.3	24,084	11.1	5,687	23.6
Income taxes	(8,277)	(3.2)	(7,334)	(3.4)	(943)	-
Equity in net income (loss) of affiliated companies	9	0.0	(14)	(0.0)	23	-
Consolidated net income	21,503	8.1	16,736	7.7	4,767	28.5
Less: Net (income) loss attributable to noncontrolling interests	(185)	(0.0)	(786)	(0.4)	601	-
Net income attributable to Nidec Corporation	¥21,318	8.1	¥15,950	7.3	¥5,368	33.7

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31		Increase or
	2014	2013	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥21,503	¥16,736	¥4,767	28.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	55,470	37,355	18,115	48.5
Net unrealized gains and losses on securities	1,071	2,941	(1,870)	(63.6)
Net gains and losses on derivative instruments	(864)	78	(942)	-
Pension liability adjustments	60	(19)	79	-
Total	55,737	40,355	15,382	38.1
Total comprehensive income (loss)	77,240	57,091	20,149	35.3
Less: Comprehensive (income) loss attributable to noncontrolling interests	(635)	(1,357)	722	-
Comprehensive income (loss) attributable to Nidec Corporation	¥76,605	¥55,734	¥20,871	37.4

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

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(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2014
	2014	2013

Consolidated net income	¥59,870	¥45,051	¥14,819	¥58,777
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,295	34,432	4,863	46,311
Gain from marketable securities, net	(68)	(240)	172	(245)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(282)	(46)	(236)	534
Deferred income taxes	6,463	5,651	812	9,146
Equity in net (income) loss of affiliated companies	(26)	30	(56)	25
Foreign currency adjustments	(601)	(3,279)	2,678	(3,498)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(27,153)	(15,860)	(11,293)	(19,957)
Increase in inventories	(26,394)	(8,569)	(17,825)	(10,070)
Increase in notes and accounts payable	11,755	12,777	(1,022)	14,299
(Decrease) increase in accrued income taxes	(1,869)	2,255	(4,124)	3,899
Other	(4,908)	(7,402)	2,494	(12,002)
Net cash provided by operating activities	56,082	64,800	(8,718)	87,219

Cash flows from investing activities:
Additions to property, plant and equipment	(41,076)	(30,837)	(10,239)	(40,297)
Proceeds from sales of property, plant and equipment	2,348	2,456	(108)	2,601
Insurance proceeds related to property, plant and equipment damaged in flood	-	2,789	(2,789)	2,772
Proceeds from sales and redemption of marketable securities	46	1,042	(996)	1,059
Acquisitions of business, net of cash acquired	-	(642)	642	(23,350)
Other	(1,652)	(8,972)	7,320	(5,963)
Net cash used in investing activities	(40,334)	(34,164)	(6,170)	(63,178)

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Cash flows from financing activities:
	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2014
	2014	2013

Increase (decrease) in short-term borrowings	34,180	(13,887)	48,067	(11,821)
Repayments of long-term debt	(28,833)	(25,209)	(3,624)	(34,323)
Proceeds from issuance of corporate bonds	-	50,000	(50,000)	50,000
Redemption of corporate bonds	-	(4,250)	4,250	(4,250)
Purchases of treasury stock	(93)	(2,829)	2,736	(2,838)
Dividends paid to shareholders of Nidec Corporation	(15,859)	(11,425)	(4,434)	(11,425)
Dividends paid to noncontrolling interests	(595)	(893)	298	(894)
Other	(310)	(977)	667	29,022
Net cash (used in) provided by financing activities	(11,510)	(9,470)	(2,040)	13,471

Effect of exchange rate changes on cash and cash equivalents	36,589	22,028	14,561	16,808
Net increase in cash and cash equivalents	40,827	43,194	(2,367)	54,320
Cash and cash equivalents at beginning of period	247,740	193,420	54,320	193,420
Cash and cash equivalents at end of period	¥288,567	¥236,614	¥51,953	¥247,740

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

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(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the three months ended March 31, 2014 and for the six months ended September 30, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.) in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

Subsequent events

Not applicable.

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4. Supplementary Information (Nine months ended December 31, 2014) (unaudited)

(1) Quarterly Financial Data for the three months ended December 31, 2014, September 30, 2014 and June 30, 2014

	Yen in millions
	Three months ended
	June 30, 2014		September 30, 2014		December 31, 2014
	Amount	%	Amount	%	Amount	%
Net sales	¥240,188	100.0	¥249,323	100.0	¥264,255	100.0
Operating income	25,035	10.4	26,888	10.8	28,804	10.9
Income before income taxes	24,454	10.2	27,084	10.9	29,771	11.3
Consolidated net income	18,285	7.6	20,082	8.1	21,503	8.1
Net income attributable to Nidec Corporation	¥17,573	7.3	¥19,140	7.7	21,318	8.1

Notes: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Information by Product Category

	Yen in millions
	Nine months ended December 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥295,083	¥333,270	¥71,133	¥49,204	¥5,076	¥753,766	¥-	¥753,766
Intersegment	771	324	5,388	415	5,413	12,311	(12,311)	-
Total	295,854	333,594	76,521	49,619	10,489	766,077	(12,311)	753,766
Operating expenses	248,487	307,107	65,028	45,985	9,955	676,562	(3,523)	673,039
Operating income	¥47,367	¥26,487	¥11,493	¥3,634	¥534	¥89,515	¥(8,788)	¥80,727

	Yen in millions
	Nine months ended December 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥273,224	¥247,074	¥63,421	¥57,226	¥5,780	¥646,725	¥-	¥646,725
Intersegment	679	316	4,805	270	4,269	10,339	(10,339)	-
Total	273,903	247,390	68,226	57,496	10,049	657,064	(10,339)	646,725
Operating expenses	232,928	232,542	59,211	55,272	9,702	589,655	(4,796)	584,859
Operating income	¥40,975	¥14,848	¥9,015	¥2,224	¥347	¥67,409	¥(5,543)	¥61,866

#

	Yen in millions
	Three months ended December 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥104,775	¥114,892	¥26,111	¥16,705	¥1,772	¥264,255	¥-	¥264,255
Intersegment	271	138	2,850	194	1,918	5,371	(5,371)	-
Total	105,046	115,030	28,961	16,899	3,690	269,626	(5,371)	264,255
Operating expenses	88,332	105,767	24,094	15,620	3,458	237,271	(1,820)	235,451
Operating income	¥16,714	¥9,263	¥4,867	¥1,279	¥232	¥32,355	¥(3,551)	¥28,804

	Yen in millions
	Three months ended December 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥92,769	¥83,026	¥19,704	¥19,797	¥1,795	¥217,091	¥-	¥217,091
Intersegment	241	104	1,611	112	1,605	3,673	(3,673)	-
Total	93,010	83,130	21,315	19,909	3,400	220,764	(3,673)	217,091
Operating expenses	78,376	77,874	18,474	18,195	3,229	196,148	(1,586)	194,562
Operating income	¥14,634	¥5,256	¥2,841	¥1,714	¥171	¥24,616	¥(2,087)	¥22,529

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

4. Basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” product category. As a result, we have reclassified the basic research and development expenses for the three and nine months ended December 31, 2014.

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(3) Sales by Geographic Segment

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥201,583	26.8	¥174,785	27.0	¥26,798	15.3
U.S.A	125,865	16.7	97,372	15.0	28,493	29.3
Singapore	51,396	6.8	46,969	7.3	4,427	9.4
Thailand	64,329	8.5	65,885	10.2	(1,556)	(2.4)
Philippines	21,011	2.8	18,064	2.8	2,947	16.3
China	172,639	22.9	147,243	22.8	25,396	17.2
Others	116,943	15.5	96,407	14.9	20,536	21.3
Total	¥753,766	100.0	¥646,725	100.0	¥107,041	16.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥67,070	25.4	¥58,765	27.1	¥8,305	14.1
U.S.A	43,359	16.4	29,306	13.5	14,053	48.0
Singapore	19,104	7.2	16,144	7.4	2,960	18.3
Thailand	24,544	9.3	21,098	9.7	3,446	16.3
Philippines	7,828	3.0	6,476	3.0	1,352	20.9
China	59,814	22.6	51,435	23.7	8,379	16.3
Others	42,536	16.1	33,867	15.6	8,669	25.6
Total	¥264,255	100.0	¥217,091	100.0	¥47,164	21.7

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

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(4) Sales by Region

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥141,710	18.8	¥110,135	17.0	¥31,575	28.7
Asia	388,157	51.5	338,280	52.3	49,877	14.7
Europe	76,572	10.1	74,382	11.5	2,190	2.9
Others	8,133	1.1	7,182	1.1	951	13.2
Overseas sales total	614,572	81.5	529,979	81.9	84,593	16.0
Japan	139,194	18.5	116,746	18.1	22,448	19.2
Consolidated total	¥753,766	100.0	¥646,725	100.0	¥107,041	16.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥48,848	18.5	¥33,862	15.6	¥14,986	44.3
Asia	138,744	52.5	115,089	53.0	23,655	20.6
Europe	26,774	10.1	25,409	11.7	1,365	5.4
Others	3,450	1.3	2,332	1.1	1,118	47.9
Overseas sales total	217,816	82.4	176,692	81.4	41,124	23.3
Japan	46,439	17.6	40,399	18.6	6,040	15.0
Consolidated total	¥264,255	100.0	¥217,091	100.0	¥47,164	21.7

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

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5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31, 2014
	2014	2013		2014	2013

Net sales	¥753,766	¥646,725	16.6%	¥264,255	¥217,091	21.7%
Operating income	80,727	61,866	30.5%	28,804	22,529	27.9%
Ratio of operating income to net sales	10.7%	9.6%		10.9%	10.4%
Income before income taxes	81,309	62,525	30.0%	29,771	24,084	23.6%
Ratio of income before income taxes to net sales	10.8%	9.7%		11.3%	11.1%
Net income attributable to Nidec Corporation	58,031	43,053	34.8%	21,318	15,950	33.7%
Ratio of net income attributable to Nidec Corporation to net sales	7.7%	6.7%		8.1%	7.3%
Net income attributable to Nidec Corporation per share-basic	¥209.27	¥158.96		¥76.05	¥57.84
Net income attributable to Nidec Corporation per share-diluted	¥196.36	¥148.61		¥71.42	¥54.24

Total assets	¥1,348,832	¥1,131,177					¥1,166,938
Nidec Corporation shareholders’ equity	666,866	517,667					517,971
Nidec Corporation shareholders’ equity to total assets	49.4%	45.8%					44.4%
Nidec Corporation shareholders’ equity per share	¥2,375.99	¥1,876.89					¥1,878.03

Net cash provided by operating activities	¥56,082	¥64,800					¥87,219
Net cash used in investing activities	(40,334)	(34,164)					(63,178)
Net cash (used in) provided by financing activities	(11,510)	(9,470)					13,471
Cash and cash equivalents at end of period	¥288,567	¥236,614					¥247,740

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

3. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted net income attributable to Nidec Corporation per share-basic, net income attributable to Nidec Corporation per share-diluted and Nidec Corporation shareholders’ equity per share accordingly to reflect the effect of the stock split.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	230
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2014	Change from December 31, 2013
Number of companies newly consolidated:	3	12
Number of companies excluded from consolidation:	2	9
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	-	1

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